UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NORTHERN DYNASTY MINERALS LTD.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

66510M204
(CUSIP Number)

May 1, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	66510M204

1	Names of Reporting Persons
KOPERNIK GLOBAL INVESTORS, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
19,084,736* (see footnote in Item #4)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
24,591,463* (see footnote in Item #4)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
24,591,463* (see footnote in Item #4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
19.99%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G

CUSIP No.	66510M204

1	Names of Reporting Persons
KOPERNIK GLOBAL ALL-CAP FUND
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
MASSACHUSETTS
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
12,996,166* (see footnote in Item #4)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
12,996,166* (see footnote in Item #4)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
12,996,166* (see footnote in Item #4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
10.56%
12	Type of Reporting Person (See Instructions)
IC

Item 1.

(a)	Name of Issuer: NORTHERN DYNASTY MINERALS LTD.

(b)	Address of Issuer’s Principal Executive Offices:

15TH FLOOR, 1040 WEST GEORGIA STREET

VANCOUVER, BRITISH COLUMBIA

CANADA V6E 4H1

Item 2.

(a)	Name of Person Filing:

(1)   KOPERNIK GLOBAL INVESTORS, LLC

(2)   KOPERNIK GLOBAL ALL-CAP FUND

(b)	Address of Principal Business Office or, if None, Residence:

KOPERNIK GLOBAL INVESTORS, LLC

TWO HARBOUR PLACE

302 KNIGHTS RUN AVENUE, SUITE 1225

TAMPA, FL 33602

KOPERNIK GLOBAL ALL-CAP FUND

C/O The Advisors’ Inner Circle Fund II

One Freedom Valley Drive

Oaks, PA 19456

(c)	Citizenship:

KOPERNIK GLOBAL INVESTORS, LLC -- DELAWARE LIMITED LIABILITY COMPANY

KOPERNIK GLOBAL ALL-CAP FUND, A SERIES OF The Advisors’ Inner Circle Fund II, A MASSACHUSETTS BUSINESS TRUST

(d)	Title and Class of Securities: COMMON STOCK

(e)	CUSIP No.: 66510M204

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

KOPERNIK GLOBAL INVESTORS, LLC -- (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). None of the securities are held by Kopernik Global Investors, LLC. The filing of this statement shall not be construed as an admission that Kopernik Global Investors, LLC is the beneficial owner of any of the securities covered by this statement for any other purpose.

KOPERNIK GLOBAL ALL-CAP FUND, A SERIES OF The Advisors’ Inner Circle II Fund -- (d) Investment company registered under Section 8 of the Investment Company Act of 1940;

Item 4.	Ownership

(a)	Amount Beneficially Owned by all Reporting Persons: 24,591,463*

(b)	Percent of Class: 19.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 19,084,736*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 24,591,463*

(iv)	Shared power to dispose or to direct the disposition of: 0

*Common shares beneficially owned by all reporting persons are comprised of 6,591,473 outstanding shares of common stock and 17,999,990 shares issuable upon exercise of outstanding warrants. The reporting persons are not deemed to have beneficial ownership of an additional 714,156 shares issuable upon exercise of the warrants as a result of certain limitations on exercise of the warrant that would result in the reporting person’s beneficial ownership of the issuer’s common shares exceeding 19.99% of the outstanding common shares. None are held by Kopernik Global Investors, LLC. Kopernik Global Investors, LLC may be deemed to have beneficial ownership of shares beneficially owned by Kopernik Global All-Cap Fund and certain funds and accounts advised by it as further described in Item 6.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Securities reported on this Schedule 13G are beneficially owned by certain of Kopernik Global Investors, LLC’s investment advisory clients which may include investment companies registered under the Investment Company Act and/or other accounts. Other than as described above with respect to Kopernik Global All-Cap Fund, no such person beneficially owns greater than 5%.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2015

KOPERNIK GLOBAL INVESTORS, LLC

/S/ DAVID B. IBEN

Name: David B. Iben, CFA

Title: Chief Investment Officer

The Advisors’ Inner Circle Fund II

FOR ITS SERIES KOPERNIK GLOBAL ALL-CAP FUND

/S/ DIANNE M. DESCOTEAUX

Name: Dianne M. Descoteaux

Title: Vice President and Secretary